May 15, 2006

Mr. Michael Moran
Branch Chief
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: MacDermid, Incorporated
Form 10-K for the year ended December 31, 2006
Form 8-K dated April 27, 2006
File No. 001-13889
Letter dated May 5, 2006

Dear Mr. Moran:

We (MacDermid, Incorporated) have reviewed the Staff’s comments on our Form 10-K for the year ended December 31, 2005 and Form 8-K dated April 27, 2006 and have the following responses. To facilitate your review, we have repeated the Staff’s comments followed by our responses.

The company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing: and
•	The company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Form 10-K for the year ended December 31, 2005

Item 9A: Controls and Procedures

1. We note you carried out an evaluation required by Rules 13a-15 and 15d-15 as to the effectiveness of your disclosure controls and procedures as defined in Rule 13a-15 and 15d-15 under the Exchange Act. Please confirm that your conclusions were based on your evaluation of the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Revise your disclosure accordingly in future filings. See our previous letter to you dated September 15, 2004 and Item 307 of Regulation S-K.

Response:

We carried out an evaluation as of the last day of the period covered by this Annual Report on Form 10-K, under the supervision and with the participation of our management, including our Chief Executive Officer and Senior Vice President, Finance, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934. Based upon that evaluation, the Chief Executive Officer and Senior Vice President, Finance concluded that our disclosure controls and procedures as of December 31, 2005 (a) are effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the periods specified in the Securities and Exchange Commission’s rules and forms and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Senior Vice President, Finance, as appropriate to allow timely decisions regarding required disclosure.

Our future Form 10-K and Form 10-Q filings will incorporate the above disclosure.

2. Please confirm, if so, that your disclosure controls and procedures are designed to ensure that information required to be disclosed by you in the reports that you file is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. You indicate that management is alerted only to material information required to be disclosed and it is not clear if your reference to “material” means that the information provided to management has been limited. In future filings, please revise your disclosure to clarify that information required to be disclosed is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Response:

We carried out an evaluation as of the last day of the period covered by this Annual Report on Form 10-K, under the supervision and with the participation of our management, including our Chief Executive Officer and Senior Vice President, Finance, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934. Based upon that evaluation, the Chief Executive Officer and Senior Vice President, Finance concluded that our disclosure controls and procedures as of December 31, 2005 (a) are effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (b) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Senior Vice President, Finance, as appropriate to allow timely decisions regarding required disclosure.

Our reference to “material” does not indicate that information provided to management has been limited. Future Form 10-K and Form 10-Q filings will eliminate the reference to “material”. Our future Form 10-K and Form 10-Q filings will incorporate the above disclosure.

3. We note you identified certain internal control issues and have planned improvements however it is not evident from your disclosure if there were actually any changes. Please tell us and in future filings disclose if there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Response:

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2005 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting

Our future filings under Form 10-K and Form 10-Q will incorporate the above disclosure.

For your information we wish to point out that in our Form 10-Q Item 4 filed today, that we have disclosed that we have concluded that we had a material weakness related to the control processes concerning translation of the foreign Goodwill, certain Intangibles and Accumulated Other Comprehensive Income balances as further described in the 10-Q.

Financial Statements

Note 9. Debt and Capital Leases

Note 19. Guarantor Financial Information

4. Please provide all of the disclosures required by Rule 4-08(e) of Regulation S-X and address the following specific comments, or clarify for us why the disclosure is not applicable. Show us what your revised disclosure will look like in future filings.

Response:

Under our Bond Offering, the Company has several covenants that relate to the company's fixed charge ratio (as defined in the Bond Offering agreement), asset sales, incurrence of additional indebtedness, and restricted payments. The restricted payment covenant is used to measure the amount of dividends, share repurchases, and extraordinary repayments of debt that MacDermid may undertake. The covenant provides for a basket with respect to the above mentioned payments. The basket is created by taking the aggregate of 50% of net Income (or 100% of any net loss, adjusted for non-cash charges) since June 2001 to present. When dividend payments are made, they are charged against the basket. As of December 31, 2005, MacDermid had $81,972 available for future restricted payments. In addition, the assets of the Guarantors (all Domestic Restricted Subsidiaries) are restricted and may not be transferred to anyone other than the Company or another Guarantor without the consent of the Trustee of the Bonds, subject to specified baskets. Thus the assets of any Guarantor may be freely transferred to the Company or to any other Guarantor subsidiary, but cannot be transferred outside the group of Guarantors and the Company without the consent of the Bond Trustee, subject to certain baskets.

Our future Form 10-K and Form 10-Q filings will include the above disclosure.

5. We note that pursuant to the Senior Subordinated Notes agreement, you are limited to “certain” defined restricted payments. Please revise to disclose if the payment of dividends is one of the certain defined restricted payments and if so, disclose the amount of retained earnings or net income restricted or free of restrictions See Rule 4-08(e)(1) of Regulation S-X.

Response:

Under our Bond Offering, the Company has several covenants that relate to the company's fixed charge ratio (as defined in the agreement), asset sales, incurrence of additional indebtedness, and restricted payments. The restricted payment covenant is used to measure the amount of dividends, share repurchases, and extraordinary repayments of debt that MacDermid may undertake. The covenant provides for a basket to provide for the above mentioned items. The basket is created by taking the aggregate of 50% of net Income (or 100% of any net loss, adjusted for non-cash charges) since June 2001 to present. When dividend payments are made, they are charged against the basket. . As of December 31, 2005, MacDermid had $81,972 available for future restricted payments.

Our future Form 10-K and Form 10-Q filings will include the above disclosure.

6. Please expand your disclosure to explain your reference to the “restricted” subsidiaries. In this regard, please indicate if the net assets of these domestic subsidiaries are restricted and may not be transferred to the parent in the form of loans, advances or cash dividends without the consent of a third party.

Response:

The net assets of the Guarantors (all Domestic Restricted Subsidiaries) are restricted and may not be transferred to anyone other than the Issuer or another Guarantor without the consent of the Trustee of the Bond Offering , subject to specified baskets. Thus the net assets of domestic restricted subsidiaries can be transferred to the Issuer or other guarantors within the group freely, but cannot be transferred outside of the group of guarantors and the Issuer (the parent company) without consent of the Bond Trustee, subject to certain baskets.

Our future Form 10-K and Form 10-Q filings will include the above disclosure.

7. Please provide disclosure explaining the distinction between the nonguarantor subsidiaries and unrestricted nonguarantor subsidiaries. If there are restrictions on the transfer of funds, which require the consent of a third party such as a foreign government, please disclose those restrictions.

Response:

Unrestricted nonguarantor subsidiaries referred to a former foreign joint venture that we were a party to and that was disposed of by us in 2003. Our Bond Offering specifically included this definition of this unrestricted nonguarantor subsidiary (the former foreign joint venture). Since we are no longer a party to this foreign joint venture, the unrestricted nonguarantor subsidiary did not apply to our 2005 and 2004 guarantor financial statements.

There are no consents required of foreign governments related to the transfer of funds under our Bond Offering.

Form 8-K dated April 27, 2006

8. Please clarify the method previously used and the method now being used to translate the foreign currency for your overseas Goodwill and Other Intangible Assets. Your policy states that assets and liabilities of your foreign subsidiaries are translated into U.S. dollars using foreign currency exchange rates prevailing as of the balance sheet date. Please tell us if the goodwill and other intangible assets of your foreign subsidiaries were not included in the remeasurement at each balance sheet date.

Response:

Upon review of our March 31, 2006 quarterly financials with our new auditors we determined that we were not applying our policy to translate goodwill, and certain intangible assets acquired in our 1998 acquisition of Canning Ltd. (“Canning Intangibles”). into U.S. dollars using foreign currency exchange rates prevailing as of the balance sheet date.

Up until December 2001 we translated overseas goodwill and other intangible assets at the current exchange rates. Upon adoption of FAS 141 and applying “push down” accounting we concluded that we should use historical rates for goodwill and certain intangible assets due to the offsetting nature of the intercompany loans that arose as a result of the allocation of the cost of the acquired entity.

For the period ended March 31, 2006, we adjusted goodwill and the Canning intangibles to reflect the foreign currency exchange rates prevailing as of the balance sheet date. We will continue to convert these, and all other asset and liability accounts, at rates prevailing as of the balance sheet dates in future filings.

For financial reporting purposes in our Form 10-Q filed today we have reported a correction of the prior year goodwill, intangibles and accumulated other comprehensive income balances, and this has been treated similar to a reclassification. We look forward to reviewing the basis of our conclusion with you.

9. We note you are currently reviewing the affect on prior years to determine if any adjustment is required to prior period balance sheets. Please tell us what consideration you have given to the impact on your impairment tests including the Canning trademarks and debt covenants.

Response:

As a result of the adjustments noted above, we re-performed our goodwill and intangible assets impairment tests for 2005 to determine if our conclusion that goodwill and intangible assets were not impaired as a result of the above adjustments was valid. We added the respective adjustment and compared the adjusted net assets to the discounted cash flows, as calculated in the original impairment test. The adjustments noted above did not trigger an impairment, and as such, we concluded that there is no impairment to goodwill or intangible assets (including the Canning intangibles) as a result of the above adjustments.

We have also re-performed the impairment tests for December 2003 and 2004 and have concluded that there was no impairment to goodwill or intangible assets (including the Canning intangibles) as a result of the above adjustments.

We have Senior Subordinated Notes (“Bonds”) outstanding that require certain metrics be tested in order to demonstrate compliance with restrictive covenants embedded in the bond agreements. As a result of the adjustments noted above, we adjusted our goodwill balances and re-performed the net worth, restricted payment, and indebtedness covenant tests as calculated in accordance with our bond agreement. The adjustments noted above did not trigger a default, and as such, we concluded that the above adjustments had no impact on our bond covenant tests.

We appreciate the Staff’s efforts and their prompt and courteous attention to our filings. Please direct any questions you have to me at (720) 479-3062.

Sincerely,

/s/ Gregory M. Bolingbroke